September 7, 2010

United States Securities and Exchange Commission

Division of corporation Finance

100 F Street, N.E.,

Washington D.C.  20549

Attention:  Melissa Walsh

Dear Ms. Walsh:

Re:  Correspondence dated August 3, 2010

Further to your letter of August 3, 2010, please see our replies to your queries below:

A Form 20-F/A was filed in response to this letter on August 20, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009:

1.

Cover Page

      Fiscal Year corrected on Cover Page

2.

Item 16.

Audit Committee, Code of Ethics, Accountant Fees, Page 24

      Item 16F is now included providing disclosures

3.

Item 17.

Financial Statements, Page 25

      Dates are now corrected

SEC REPLY

September 7, 2010

A Form 6-K/A will be filed in response to this letter on September 7, 2010.

Form 6-K filed July 16, 2010

1.

Interim Statement for the Six Months Ended June 30, 2010

     Corrected and Amended

The Company acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further queries, please do not hesitate to contact us.

Deborah Fortescue-Merrin

President and C.E.O.

HEAD OFFICE:

Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda

Phone: 441-295-2244  Fax: 441-292-8666

NORTH AMERICAN CONTACT:

PO Box 280, 590 Willies Way, Bowen Island, BC, Canada V0N 1G0

Phone: 604-947-2554 Fax: 604-947-0294